Exhibit 99.3

SHARE TRANSFER AGREEMENT

This Share Transfer Agreement (this “Agreement”) is entered into on May 26, 2023 by and among:

(1)	Pintec Technology Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Seller”); and

(2)	Otov Alfa Holdings Limited,, a British Virgin Islands business company (the “Buyer”).

Each of the parties listed above is referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS

1	The Seller is a registered shareholder of Sky City Holdings Limited, a company registered under the laws of the British Virgin Islands (the “Company”); and

2	The Seller is willing to sell all shares of the Company held by it to the Buyer and the Buyer is willing to purchase the corresponding shares of the Company from the Seller.

NOW, THEREFORE, in consideration of the agreements and representations contained in this Agreement, the parties agree as follows:

1	TRANSFER OF THE SHARES

1.1	The Buyer hereby agrees to purchase 1 ordinary shares of the Company (the “Shares”, representing the 100% equity ownership of the Company) from the Seller and the Seller hereby agrees to sell to the Buyer the Shares at nil consideration, subject to the terms and conditions hereinafter set forth (the “Transfer”). As of the Closing Date, any and all equity ownership that the Company hold then in the subsidiaries of the Company as set forth in the Schedule I attached hereto shall be indirectly transferred to the Buyer along with the Transfer.

1.2	Each Party shall be responsible for any taxes and fees that it is required to pay under applicable laws in connection with the transfer of the Shares, and shall pay the taxes arising out of or in connection with the transactions contemplated hereunder to the competent tax authorities in a timely manner as required by the applicable laws (if any).

1.3	Each Party shall pay all of its own costs and expenses related to the negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained in this Agreement on its part to be performed or complied with, including the fees, expenses and disbursements of any counsel and/or accountants that it may have retained.

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2	REPRESENTATIONS AND WARRANTIES

2.1	The Seller hereby represents and warrants to the Buyer as of the date of this Agreement and as of the Closing Date that:

2.1.1	Title.

(a)	The Seller is the sole legal and beneficial owner of the Shares.

(b)	The Seller holds full and complete title to the Shares and all rights and benefits attached thereto free and clear from all liens.

2.1.2	Organization and Authority of the Seller.

(a)	The Seller has been duly incorporated and is validly existing under the laws of its jurisdiction.

(b)	The Seller has the necessary corporate power and authority to enter into and perform this Agreement.

(c)	This Agreement will, when executed, constitute legal, valid and binding obligations on the Seller, enforceable against it in accordance with its respective terms.

2.1.3	No Conflict.

(a)	The execution, delivery and performance by the Seller of this Agreement will not result in a material breach of (i) the constitutional documents of the Seller; (ii) any applicable law or governmental order applicable to the Seller; or (iii) any contract to which the Seller is a party, which would adversely affect the ability of the Seller to perform its obligations under the Agreement, and to consummate the transactions contemplated hereunder.

2.1.4	Approvals and Authorizations.

(a)	The Seller has taken all necessary actions and obtained all internal and external approvals and authorizations to empower it to enter into and to perform its obligations under this Agreement.

2.2	The Buyer hereby represents and warrants to the Seller as of the date of this Agreement and as of the Closing Date that:

2.2.1	Organization and Authority of the Buyer.

(a)	The Buyer has been duly incorporated and is validly existing under the laws of its jurisdiction.

(b)	The Buyer has the necessary corporate power and authority to enter into and perform this Agreement.

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(c)	This Agreement will, when executed, constitute legal, valid and binding obligations on the Buyer, enforceable against it in accordance with its respective terms.

2.2.2	No Conflict.

(a)	The execution, delivery and performance by the Buyer of this Agreement will not result in a material breach of (i) the constitutional documents of the Buyer; (ii) any applicable law or governmental order applicable to the Buyer; or (iii) any contract to which the Buyer is a party, which would adversely affect the ability of the Buyer to perform its obligations under the Agreement, and to consummate the transactions contemplated hereunder.

2.2.3	Approvals and Authorizations.

(a)	The Buyer has taken all necessary actions and obtained all internal and external approvals and authorizations to empower it to enter into and to perform its obligations under this Agreement.

3	CLSOING

3.1	The closing of the Transfer (the “Closing”, the date of the Closing, the “Closing Date”) shall be subject to the satisfaction or waiver of the conditions set forth below by the other Party:

3.1.1	Each of the representations and warranties of the Parties contained in this Agreement shall be true, correct and complete in all material respects and not misleading on and as of the date hereof and the Closing Date as if made on the Closing Date;

3.1.2	Each Party shall have obtained all necessary internal and external approvals, consents, permits, licenses or exemptions, regulatory or governmental or otherwise, in any jurisdiction for entry into and performance of the obligations under this Agreement, and such approvals, consents, permits, licenses or exemptions shall be in full force and effect as of the Closing Date;

3.1.3	The Buyer’s affiliate Ningxia Fengyin Enterprise Management Consulting Partnership (limited partnership) (宁夏丰银企业管理咨询合伙企业（有限合伙）) shall have entered into an equity pledge release agreement with Shanghai Anquying Technology Co., Ltd. (上海安趣盈科技有限公司) in the form and substance satisfactory to the Seller with respect to the pledge created on the equity interests of Ganzhou Aixin Internet Micro Credit Co., Ltd. (赣州爱信网络小额贷款有限公司) (the “Equity Pledge”), such Equity Pledge shall have been deregistered with the competent PRC administration (the “Equity Pledge Deregistration”) and written record evidencing such Equity Pledge Deregistration satisfactory to the Seller shall have been provided to the Seller.

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3.2	As of the Closing, the Shares shall be transferred from the Seller to the Buyer, and the Buyer shall in its capacity as an equity owner assume and hold all the rights, and assume and undertake all the obligations, attached to the Shares. The Buyer hereby acknowledges and confirms, and shall cause its affiliates to acknowledge and confirm that, as of the Closing, the Company and its offshore and onshore subsidiaries shall undertake any and all known or unknown, suspected or unsuspected claims, liabilities, debts, obligations, and expenses of any nature whatsoever by reason of any matter, action, omission, course, covenant, promise, contract, damage or thing whatsoever of the Company and its offshore and onshore subsidiaries (the “Claims”) on their own, and the Seller and its affiliates (excluding the Company and its subsidiaries) shall have no further obligation in this regard.

4	INDEMNITY

The Party who breaches or violates any of representations, warranties, covenants or obligations contained in this Agreement (the “Breaching Party”) hereby irrevocably and unconditionally agrees to indemnify and keep the another Party (the “Non-breaching Party”) fully indemnified from and against all damages and losses of any nature incurred or suffered by the Breaching Party arising out of or in connection with any breach by the Breaching Party of any of its representations, warranties, covenants or obligations contained in this Agreement; provided that the Non-breaching Party will only be held liable for indemnifying the losses suffered by the Breaching Party where (i) the Non-breaching Party has delivered the Breaching Party a written notice stating such request thirty (30) days in advance; and (ii) the Breaching Party has failed to rectify or cure relevant breach within ninety (90) days after receiving such written notice from the Non-breaching Party.

5	USE OF SELLER’S NAME OR LOGO

The Buyer hereby covenants to the Seller that, as of the Closing Date, the Buyer shall, and shall cause the Company and its subsidiaries to, change the name and/or other registered information of the Company and its subsidiaries in order not to use the names or logos of the Seller and its affiliates (including but not limited to “Pintec”, “PT” and “品钛”, if applicable) as soon as possible. Without the prior written consent of the Seller, none of the Buyer or its affiliates, the Company or its subsidiaries shall use, publish or reproduce the names of the Seller or any similar names, trademarks or logos (including but not limited to “Pintec”, “PT” and “品钛”, if applicable) in any of their marketing, advertising or promotion materials or otherwise for any marketing, advertising or promotional purposes.

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6	GOVERNING LAW

This Agreement shall be governed by and construed exclusively in accordance with the laws of Hong Kong Special Administrative Region of the People’s Republic of China, as to matters within the scope thereof and without regard to its principles of conflicts of laws.

7	DISPUTE RESOLUTION

Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be finally resolved by arbitration in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force as at the date of this Agreement. The place of arbitration shall be Hong Kong. The appointing authority shall be the Hong Kong International Arbitration Center.

8	INTERPRETATIONS

In this Agreement, headings are included for convenience only and shall not affect the construction of any provision of this Agreement, and a word which indicates the singular also indicates the plural, a word which indicates the plural also indicates the singular, and a reference to any gender also indicates any other gender.

9	AMENDMENT AND MODIFICATIONS

This Agreement may be amended, modified or supplemented at any time by the Parties hereto, but only by a written agreement signed by both Parties.

10	ASSIGNMENT

This Agreement shall not be assigned by operation of law or by any Party without the prior written consent of the other Party. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by, the Parties hereto and their permitted successors and assigns.

11	SEVERABILITY

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

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12	NOTICES

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by email with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11):

if to the Buyer:

Address: Room 1418, 15A Floor, No.1 Building, Yinchuan iBi Yucheng Center, Jinfeng District, Yinchuan, China

Attention: Li Xiaojia

Email: lixiaojia @hmhipo.com

if to the Seller:

Address: 3rd Floor, No.11 Building, Tianjizhigu, BDA

Attention: CEO Office

Email: ir@pintec.com

13	ENTIRE AGREEMENT

This Agreement shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall replace all prior discussions, negotiations and agreements between the Parties.

14	WAIVER

No waiver of any right under this Agreement shall be effective unless in writing. Unless expressly stated otherwise, a waiver shall be effective only in the circumstances for which it is given.

15	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

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IN WITNESS WHEREOF, each of the Seller and Buyer has caused this Agreement to be executed on the date first written above by its duly authorized officer.

Pintec Technology Holdings Limited

By:
Name: Huang Zexiong
Title: Director

Signature page to Share Transfer Agreement

IN WITNESS WHEREOF, each of the Seller and Buyer has caused this Agreement to be executed on the date first written above by its duly authorized officer.

Otov Alfa Holdings Limited

By:
Name: Li Xiaojia
Title: Director

Signature page to Share Transfer Agreement

Schedule I

No.	Name
1.	Sky City Holdings Limited (HK)
2.	安讯赢（天津）商业保理有限公司 Anxunying (Tianjin) Commercial Factoring Co., Ltd.
3.	品钛（赣州）科技有限公司 Pintec (Ganzhou) Technology Co., Ltd.
4.	品钛汇聚（银川）科技有限公司 Pintec Huiju (Yinchuan) Technology Co., Ltd.
5.	华钛（宁夏）企业咨询服务合伙企业（有限合伙） Huatai (Ningxia) Enterprise Consulting Service Partnership
6.	品钛（北京）科技有限公司 Pintec (Beijing) Technology Co., Ltd.
7.	盈信世嘉网络技术有限公司 Beneinfo Sejia Network Technology Co., LTD.
8.	思凯思特（北京）科技有限公司 Sky City (Beijing) Technology Co., Ltd.
9.	品钛（银川）科技有限公司 Pintec (Yinchuan) Technology Co., Ltd.